[redacted]

10029675

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section
MAR 08 2010
Washington, DC
105

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-53320

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/1/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: 1 FINANCIAL MARKETPLACE SECURITIES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

404, GARY LANE
(No. and Street)

BALA CYNWYD (City) PA (State) 19004 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

KEVIN ROSS 610-660-9090
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

JOSEPH MUNIS & Co.
(Name – *if individual, state last, first, middle name*)

1414 DORSET LANE, (Address) WYNNEWOOD (City) PA (State) 19096 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 08 2010
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/11

OATH OR AFFIRMATION

I, Kevin Ross, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of 1 Financial Marketplace Securities, LLC, as of 404 Gary La./Bala Cynwyd, PA 19004, March 1, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO
Title

Notary Public

COMMONWEALTH OF PENNSYLVANIA
Notarial Seal
Maurice Abdus-Salaam, Notary Public
Lower Merion Twp., Montgomery County
My Commission Expires May 18, 2011
Member, Pennsylvania Association of Notaries

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

1 FINANCIAL MARKETPLACE SECURITIES, LLC

Financial Statements
and
Accountant's Report
December 31, 2009

Joseph Munis & Co
Certified Public Accountants

1 FINANCIAL MARKETPLACE SECURITIES, LLC
Audited Financial Statements
December 31, 2009

TABLE OF CONTENTS

JOSEPH MUNIS & CO.

Joseph Munis & Co.
Certified Public Accountants
1414 Dorset Lane
Wynnewood, PA 19096

Phone: (610) 645-9019
Fax: (866) 734-1450

To the Member
1 Financial Marketplace Securities, LLC
Philadelphia, PA

Independent Accountant's Report

I have audited the accompanying balance sheet of 1 Financial Marketplace Securities, LLC as of December 31, 2009 and the related statement of income and changes in member's equity and cash flows for the year ended December 31, 2009. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes an assessment of the accounting principles used and significant estimates made by management, as well as an evaluation of the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of 1 Financial Marketplace Securities, LLC as of December 31, 2009, the results of its operations, changes in members equity, and cash flows for the years ended December 31, 2009 in conformity with accounting principles generally accepted in the United States of America.

My examination was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedules on pages 8 through 11 inclusive, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole, and in conformity with the rules of the Securities and Exchange Commission.

Joseph Munis

March 1, 2010

Joseph Munis CPA

1 FINANCIAL MARKETPLACE SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2009

		2009
ASSETS		
Cash	$	6,331
TOTAL ASSETS	$	6,331
LIABILITIES & EQUITY		
Accounts Payable	$	126
Total Current Liabilities	$	126
MEMBERS EQUITY	$	6,205
TOTAL LIABILITIES & MEMBERS EQUITY	$	6,331

See accompanying notes and Independent Accountant's report.

1 FINANCIAL MARKETPLACE SECURITIES, LLC
STATEMENTS OF INCOME AND CHANGES IN MEMBERS EQUITY
YEAR ENDED DECEMBER 31, 2009

	2009
Net commissions	$158,795
Operating expenses	160,799
Operating loss	(2,004)
Interest income	405
Net loss	(1,599)
Member's equity - Beginning of Year	7,804
Member's equity - End of Year	$ 6,205

See accompanying notes and accountant's report.

1 FINANCIAL MARKETPLACE SECURITIES, LLC
STATEMENTS OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2009

	2009
Operating Activities	
Net Loss	$(1,599)
Adjustments to reconcile Net Loss to Cash:	
Decrease in prepaid expenses	1,137
CRD Account Balance	428
Accounts Payables	126
Net cash used in operating activities	92
Cash at beginning of Year	139
Cash at end of Year	$ 231

See accompanying notes and accountant's report.

1. SUMMARY OF ACCOUNTING POLICES

Nature of Business

1 Financial Marketplace Securities, LLC (the "Company", a Pennsylvania limited liability company, effective July 9, 2001, is a registered broker-dealer subject to the regulations of the Securities and Exchange Commission and the National Association of Securities Dealers, Inc. Pursuant to its NASD membership agreement, the Company does not hold customer funds or securities and clears all securities transactions on a fully disclosed basis through its clearing agent.

The Company's business comprises sales of variable annuities, mutual funds and investment advisory services.

Related Party Transactions

The Sole Member and the company entered into a management sharing expenses agreement whereby substantially all the expenses of the Company's expenses are paid by the sole member in exchange for management fee determined by the sole member. Accordingly, the results of the operations as reflected in the accompanying financial statements may not be indicative of a stand- alone entity

Basis of Accounting

Assets, liabilities, income, and expenses are recorded on the accrual basis of accounting.

Revenue Recognition

Commission revenue is generally recognized as of the effective date of the variable annuities, life insurance policies and mutual funds sold by the Company.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

Cash Equivalents

Cash equivalents consist of money market funds.

Depreciation

Property and equipment are recorded at cost. Depreciation is generally computed using the straight line method over the estimated useful lives of the assets.

Income Taxes

As a single member limited liability company, the Company's income is not subject to U.S. Federal income taxes.

Contingent Liability

On or about March 13, 2009, the Company was named as one of two defendants in two action brought by two former clients in the U.S. District Court for the Eastern District of Pennsylvania. In or around October 2009, in both cases, the Court granted the Company's Motions to Compel Arbitration of Plaintiffs' Claims. Pursuant to the Courts' orders, on or about December 11, 2009, the former clients ("Claimants") filed statements of claim before the American Arbitration Association ("AAA") naming the Company as one of four respondents. The Claimants' statements of claim filed in the AAA action are premised upon a loss incurred as a result of an investment managed by Bernard Madoff. These statements of claim alleged that the Company violated the Pennsylvania Securities Laws by selling an unsuitable security to the Claimants, breached fiduciary duties by misrepresenting the nature of the security to the Claimants, and alleged additional claims all generally relating to the same conduct, including claims of fraud, federal securities fraud, negligence, breach of contract, civil conspiracy and violation of the Pennsylvania Unfair Trade Practices and Consumer Protection Law. An arbitration date in the AAA action has been set for June 1, 2010, through June 4, 2010.

The Company has vigorously defended the suit and intends to continue doing so. According to the Company's attorneys, Messrs Richard A. Levan & Associates an unfavorable outcome is neither probable nor remote. In addition, an estimate of the loss or range of loss, in the event of an unfavorable outcome, has not been provided since the probability or inaccuracy of such an estimate is more than slight.

2. NET CAPITAL/RESERVE REQUIREMENTS

The Company is subject to the net capital rule adopted by the Securities and Exchange Commission, Rule 15c3-1, which requires that a registered broker-dealer's net capital, as defined, shall not fall below $5,000 or 6 $^{2}/_{3}$% of the total aggregate indebtedness, whichever is greater.

As of December 31, 2009, the Company had net capital of $6,205, which was $1,205 in excess of its required net capital of $5,000.

The Company is exempt from the reserve requirements outlined in Securities and Exchange Commission, Rule 15c3-3, as all customer transactions are cleared through its clearing agent on a fully disclosed basis (paragraph (k) (2) (ii)).

Report of Independent Certified Public Accountant
On Internal Control Required by SEC Rule 17a-5

The Sole Member
1 Financial Marketplace Securities, LLC

I have made a study and evaluation of the system of internal accounting control of 1 Financial Marketplace Securities, LLC in effect at December 31, 2009. My study and evaluation was conducted in accordance with standards established by the American Institute of Certified Public Accountants. I considered its internal control, including control activities for safeguarding securities, in order to determine my audit procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on internal control.

As required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), I have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g)(1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-5(g)(11) and for determining compliance with the exemptive provisions Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

- Making quarterly securities examinations, counts, verifications and comparisons
- Recording of differences required by Rule 17a-13
- Compliance with the requirements for prompt payment of securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of 1 Financial Marketplace Securities, LLC is responsible for establishing and maintaining a system of internal accounting control. In fulfilling this responsibility, estimates and judgments are required to assess the expected benefits and related costs of control procedures. The objectives of a system are to provide management with reasonable, but not absolute, assurance that assets are safeguarded against loss from unauthorized use or disposition and those transactions are executed in accordance with generally accepted accounting principles.

Because of inherent limitations in any system of internal accounting control, errors or irregularities may occur and may not be detected. Also, projection of any evaluation of the system to future periods is subject to the risk that procedures may become inadequate because of changes in conditions, or that the degree of compliance with the procedures may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

My consideration of the internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. I did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate as of December 31, 2009 to meet the SEC's objectives.

This report in intended solely for the information and use of management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be used by anyone other than these specified parties.

March 1, 2010

Joseph Munis CPA

1 FINANCIAL MARKETPLACE SECURITIES, LLC
Computation of Net Capital under Rule 15c3-1 of
the Securities and Exchange Commission
as of December 31, 2009

NET CAPITAL	
Total member's equity	$6,205
Less non-allowable assets:	-
Net capital under Rule 15c3-1	$6,205
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Required net capital	$5,000
Excess net capital	$1,205
Excess net capital at 1000%	$6,205
RECONCILIATION WITH COMPANY'S COMPUTATION (Included in Part II of Form X-17A-5 as of December 31, 2009	
Net capital as reported in Company's Form X-17A-5, Part II (unaudited)	$6,083
Income/Expense adjustment	122
Net Capital per this report	$6,205